Exhibit 99.2

PHOENIX NEW MEDIA LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on August 18, 2015

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Phoenix New Media Limited (the “Company”) will be held at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on August 18, 2015 at 10:00 a.m. local time for the following purpose:

1.                                      Proposal No. 1: To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014.

2.                                      Proposal No 2: To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2015.

3.                                      Proposal No. 3: To authorize the board of directors to fix the remuneration of the Independent Auditor.

4.                                      Proposal No. 4: To re-elect Mr. Carson Wen, who will retire by rotation pursuant to article 87(1) of the Company’s Articles of Association, as director of the Company.

5.                                      Proposal No. 5: To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

(Terms used but not defined in this Notice shall have the same meaning as defined in the Proxy Statement attached)

And to consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The Board of Directors of the Company has fixed the close of business on July 7, 2015 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor Relations section of our website at http://ir.ifeng.com. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s 2014 annual report, free of charge, from the Investor Relations section of the Company’s website at http://ir.ifeng.com/, or by contacting Phoenix New Media Limited at Sinolight Plaza, Floor 16, No. 4 Qiyang Road, Wangjing, Chaoyang District, Beijing 100102, People’s Republic of China, attention: Matthew Zhao, telephone: +86 (10) 6067-6000, email: investorrelations@ifeng.com.

By Order of the Board of Directors,

/s/ Shuang Liu
Shuang Liu
Chief Executive Officer and Director

Beijing, China

July 7, 2015